Melissa K. Caen Assistant Secretary	30 Ivan Allen Jr. Blvd. NW Atlanta, GA 30308 Tel 404.506.0684

June 1, 2016

Securities and Exchange Commission
Washington, D. C. 20549

RE:	Gulf Power Company
Registration Statement on Form S-3 - File No. 333-211416

Ladies and Gentlemen:

The registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced Registration Statement (the “Registration Statement”), be declared effective at 3:00 p.m., Friday, June 3, 2016, or as soon as practicable thereafter.

The registrant hereby acknowledges that should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions or comments regarding the Registration Statement to the undersigned at Southern Company Services, Inc., Atlanta, Georgia (404-506-0684).

Yours very truly,

/s/Melissa K. Caen

Melissa K. Caen
Assistant Secretary